Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-237990

June 9, 2020

UCLOUDLINK GROUP INC.

UCLOUDLINK GROUP INC., or the Company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details of this offering. You may get these documents and other documents the Company has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting I-Bankers Securities, Inc. at 535 5th Avenue, Suite 415, New York, NY 10017, United States of America, Attention: Operations Department, by calling 214-687-0020 or via email: operations@ibsgroup.net, Valuable Capital Limited, at Room 2808, 28th Floor, China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong, Attention: ECM Department , by calling +852 2500 0341 or via email: ecm@valuable.com.hk, Tiger Brokers (NZ) Limited at Level 16, 191 Queen Street, Auckland Central, New Zealand, 1010, Attention: Vincent Cheung, by calling +64-93-938-128 or via email: info_nz@tigerfintech.com, or Loop Capital Markets LLC, at 111 West Jackson Boulevard, Suite 1901, Chicago, Illinois 60604, United States of America, Attention: ECM department, by calling +1 (312) 356-5008 or via email: LoopECM@loopcapital.com. You may also access the Company’s most recent prospectus dated June 9, 2020, which is included in Amendment No. 5 to the Company’s registration statement on Form F-1, as filed with the SEC via EDGAR on June 9, 2020, or Amendment No.  5, by visiting EDGAR on the SEC website at:

https://www.sec.gov/Archives/edgar/data/1775898/000119312520164369/d701290df1a.htm

The following information supplements and updates the information contained in the Company’s Amendment No. 5 to the Company’s registration statement on Form F-1 dated June 9, 2020. All references to page numbers are to page numbers in Amendment No. 5.

(1) Amend the third paragraph of the risk factor under the heading “Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products, services, and brand.” on page 23 to read as follows:

Litigation may be necessary to enforce our intellectual property rights. For example, in August 2018, we filed a complaint against SIMO Holdings Inc., or SIMO, and Skyroam Inc. in the United States District Court for the Northern District of California, claiming infringement of two of our U.S. patents. There was a stipulated dismissal of the claim regarding one patent in September 2019. The defendants filed answer and counterclaim alleging trade secret misappropriation. The court granted our motion to dismiss the counterclaim and dismissed the trade secret misappropriation counterclaim with prejudice on September 12, 2019. The lawsuit is currently in discovery stage. SIMO also filed petition for inter partes review to United States Patent and Trademark Office (USPTO) in August 2019, alleging that our patent in this litigation is invalid. The USPTO denied the petition in February 2020 and SIMO filed a request for rehearing in March 2020, which was denied in May 2020. We filed three other lawsuits against Shenzhen Skyroam Technology Co., Ltd. in the Intermediate People’s Court of Shenzhen in January, September, and November 2019, respectively, claiming patent infringements. The first one is currently suspended and awaiting to be resumed. The hearing of the second one will be held on June 12, 2020. The defendant filed an invalidation petition against patent No. 366.4 in Patent Reexamination Board of National Intellectual Property Administration in PRC in March 2020, the oral hearing of which will be held remotely on July 22, 2020, and the second lawsuit may be suspended but we are still waiting for the court’s further notice. With respect to the third one, the defendant objected on jurisdictional ground on March 19, 2020, but had been ruled against by the court on April 8, 2020. The defendant appealed for the above ruling on April 30, 2020, and as of the date of this prospectus, we are waiting for the court’s further notice.

(2) Amend the first paragraph under the table on page 96 to read as follows:

During recent periods, the percentage of our revenues from sales of products has been increasing while the percentage of our revenues from services has been decreasing. The trend from 2017 to 2019 was primarily due to the increasing demand from our partners of our PaaS or SaaS services, which drove up sales of terminals that our partners operate on our platform to utilize our PaaS or SaaS services. During the first quarter of 2020, the impact of the COVID-19 pandemic, which has caused a decline in our revenues from international data connectivity services, further contributed to the trend. We expect that the trend will continue for the duration of COVID-19 pandemic and the percentage of our revenues from services may continue to decrease after the COVID-19 pandemic.

(3) Amend the last paragraph on page 164 to read as follows:

We filed four lawsuits against Shenzhen Skyroam Technology Co., Ltd. The first one, in the Intermediate People’s Court of Shenzhen, claims patent infringement on our patent No. 104.4, and is currently suspended and awaiting to be resumed. The second one, in the People’s Court of Nanshan District of Shenzhen, claims commercial defamation infringement, for which the court hearing was held on October 21, 2019 and the final judgment is yet to be delivered. The third one, in the Intermediate People’s Court of Shenzhen, claims for patent infringement on our patent No. 366.4, and the hearing of this lawsuit will be held on June 12, 2020. The defendant filed an invalidation petition against patent No. 366.4 in Patent Reexamination Board of National Intellectual Property Administration in PRC in March 2020, the oral hearing of which will be held remotely on July 22, 2020, and the lawsuit may be suspended but we are still waiting for the court’s further notice. The fourth one, in the Intermediate People’s Court of Shenzhen, claims patent infringement on our patent No. 209.9. The defendant objected on jurisdictional ground on March 19, 2020, and the court ruled against it on April 8, 2020. The defendant appealed for the above ruling on April 30, 2020, and as of the date of this prospectus, we are waiting for the court’s notice.

2